EXHIBIT 23.4

NOTICE REGARDING LACK OF CONSENT OF ARTHUR ANDERSEN LLP

      The consent of Arthur Andersen LLP, the former independent public accountants for South Carolina RSA No. 2 Cellular General Partnership, South Carolina RSA No. 3 Cellular General Partnership, South Carolina RSA No. 4 Cellular General Partnership, South Carolina RSA No. 5 Cellular General Partnership, South Carolina RSA No. 6 Cellular General Partnership, South Carolina RSA No. 7 Cellular General Partnership, South Carolina RSA No. 8 Cellular General Partnership, South Carolina RSA No. 9 Cellular General Partnership, North Carolina RSA 5 Cellular Partnership and North Carolina RSA 15 Cellular Partnership (collectively, the “RSA Partnerships”), for inclusion of the reports of Arthur Andersen LLP with respect to the RSA Partnerships, as of December 31, 2001 and for the year then ended, could not be obtained after reasonable efforts and, accordingly, is being omitted pursuant to Rule 437a promulgated under the Securities Act of 1933, as amended.

      The absence of a consent from Arthur Andersen LLP may limit recovery by investors on certain claims. In particular, and without limitation, Arthur Andersen LLP may not have any liability under Section 11(a) of the Securities Act because it has not consented to being named as an expert in any present or future registration statements into which this Form 10-K may be incorporated by reference. Accordingly, investors may not be able to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act. In addition, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from Arthur Andersen LLP’s provision of auditing and other services to us) may be limited as a practical matter due to the recent events surrounding that firm.